Mail Stop 3561

April 3, 2008

Steven Nichols, President and CEO
K Swiss Inc.
31248 Oak Crest Drive
Westlake, CA 91361

     Re: **K Swiss Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed February 8, 2007
              File No. 000-18490

Dear Mr. Nichols:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any questions, please call Edwin S. Kim at (202) 551-3297.

           Sincerely,

           John Reynolds
           Assistant Director